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[redacted]

08000834

February 20, 2008

Rule 12g3-2(b) File No. 82-35118

Paul Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, DC 20549

SUPPL

SEC Mail
Mail Processing
Section

FEB 20 2008

Washington, DC
109

Dai Nippon Printing Co., Ltd.
Rule 12g3-2(b) File No. 82-35118

The enclosed information is being furnished to the Securities and Exchange Commission on behalf of Dai Nippon Printing Co., Ltd. (the "Company") pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents for which English versions are readily available, as identified in Exhibit A.

Please do not hesitate to contact me at +81-3-5251-1601 if you have any questions or requests for additional information.

Very truly yours,

Masahisa Ikeda

Enclosures
MI/KN/ms

PROCESSED

FEB 22 2008

THOMSON
FINANCIAL

Exhibit A

Documents for which English Versions are Readily Available

No.

Press Releases:

1. Press Release dated December 3, 2007, "DNP Commences Information Service to Aid New Acquisitions and Maintaining of CP Design Consulting Privacy Mark" (Exhibit A-1)
2. Press Release dated December 18, 2007, "DNP Launches an In-house Asset Management System Compatible with both IC Tags and Barcodes" (Exhibit A-2)
3. Press Release dated December 18, 2007, "DNP Company President, Yoshitoshi Kitajima, Appointed Commander in Order of the Legion of Honor" (Exhibit A-3)
4. Press Release dated December 21, 2007, "DNP, Kakumaru and Ripro Develop High Durability IC Tag for Intelligent Control Points Forming a Ubiquitous Society" (Exhibit A-4)
5. Press Release dated January 9, 2008, "DNP Commences Mass-Production of Printed Wiring Boards Embedded with IC Chip and Passive Components" (Exhibit A-5)
6. Press Release dated January 16, 2008, "DNP Develops New 3-Dimensional CG Hologram Difficult to Counterfeit and Easy to Authenticate Adds to "Virtuagram®," Lineup" (Exhibit A-6)

Exhibit A-1

DNP

News
Release

December 03, 2007

DNP Commences Information Service to Aid New Acquisitions and Maintaining of CP Design Consulting Privacy Mark

[go to Japanese release]

CP Design Consulting, (CPDC) a Dai Nippon Printing Co., Ltd. (DNP) subsidiary engaged in personal information protection consulting services will from December 3, launch an information service combining information magazines, seminars and websites aimed at companies looking to newly acquire or maintain the Privacy Mark.



Left: Information magazine PIMS Research Report
Right: Q&A from PIMS Research Web, a website exclusive to members

[Background]

The privacy mark is a third party certification for use by companies recognized as taking appropriate measures to protect personal information. Companies aiming to newly acquire this certification are required to construct a personal information protection management system (PIMS) in line with the Japanese Industrial Standards Qualification - JISQ 15001. In addition to receiving biennial update reviews, companies who have acquired certification are also required to maintain and improve that system on an ongoing basis, via such measures as employee education and reviews of the management system.
CPDC uses a variety of media to provide information that will help companies aiming to acquire the Privacy Mark for the first time, and for already-certified companies to manage and maintain PIMS.

[Service Overview]

1. **Information magazine - PIMS Research Report**
   An information magazine mailed to clients on a quarterly basis. Planned contents include the latest certification screening trends, PIMS operation pointers, PIMS related Q&A, and government agency news.

2. **Seminars - PIMS Research Seminar**
   Seminars will be hosted on a quarterly basis. Planned contents include, training courses for auditing officers, personal information protection trends for the year and how they are reflected in PIMS, along with lectures on JISQ15001:2006 responses.

3. **Website - PIMS Research WEB**

   A website exclusive to members designed to provide Q&A information. Scheduled contents include measures to prevent the education becoming monotonous, and pointers on how to specify personal information. It will also be possible to browse PIMS Research Report back-numbers on the website.

[Cost and Sales Forecasts]

The initial registration fee is 2,000 yen (exclusive of tax) and annual usage fees are 38,000 yen (exclusive of tax).

CPDC anticipates sales of 200 million yen in the year ending March 31, 2009 from personal information protection consulting services for companies.

* This service is offered in Japan, only.
* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

Exhibit A-2

DNP

News Release

December 18, 2007

DNP Launches an In-house Asset Management System
Compatible with both IC Tags and Barcodes

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has from December 18, 2007, commenced marketing an in-house asset management system that can be used with both IC tags and barcodes to manage equipment, including PCs, along with company assets, such as stored documents, and office fixtures.
The system was developed in conjunction with Computer System Engineering Co., Ltd., a company which develops and markets barcode based asset management systems. And in addition to adding an IC tag management program to the system, by making it possible to output both IC tag and bar code labels via a single label printer, it is possible to use the new system with both in-house asset management formats.



Asset management system
Left; System Kit
Right; Image of possible usage setting

[Background]

Office equipment is an important company asset, and it is necessary that the responsible operational division manage those assets on a precise basis. It is also necessary to stay abreast of usage, including the withdrawal of stored material, such as key documentation. In reality, however, the truth of the situation is that in many cases precise asset management is not carried out, as can be witnessed in the frequent instances of incomplete entries in management logs, and asset checks carried out in bulk, rather than on an individual basis, when collating inventories. DNP has risen to the challenge of overcoming those shortcomings by developing the system, as a convenient, easy to use, but robust asset management system capable of selecting IC tag and barcode management labels to match instances where, for example, barcodes may be used to identify office assets, but IC tags are used to identify the system administrator or user.

[Features]

1. **Robust Basic System**

- Both IC tag and barcode labels can be output via a single printer, merely by switching cassettes, making it possible to use the system with different types of office asset.
- It is also possible to freely set management category names to match specific operations. And as an image of the office asset being administered can also be attached, it is possible to identify the asset in question at a mere glance.
- Data can be read off using a PDA with a built-in bar code reader function and an IC tag reader.
- Office asset management, including withdrawal reservations on a daily unit basis, withdrawals and returns, along with inventories can be easily and securely carried out.

2. **Low cost Introduction with a Short Lead Time**
   - As the system comes in a packaged format, it can be introduced at low cost and with just a short lead time.
   - The system comes in two formats; a standalone version suitable for use at a single site, or a client server version, which can be centrally controlled and used at multiple sites, allowing the client to select the optimal format for their purposes. A web version, which will allow users to make withdrawal reservations from their PCs, is scheduled for a February 2008 launch.
3. **Enhanced Scalability via the use of IC Tags**
   - An add on option makes it possible to link the system to the DNP developed attendance management system and simple PC security systems by utilizing the IC tag as an identification card.

[System Operational Flow]

1. **Registration/Issuance**
   - Office assets can be registered at the Goods Registration Screen, and a label attached to the office asset in question following the printing off of a barcode label.
   - Users can likewise, be registered at the User Registration Screen, and a label attached to their ID cards following the printing off of an IC tag label.
2. **Withdrawals/Reservations**
   - Office assets to be withdrawn can be selected at the Withdrawal (Reservation) Screen.
   - A PDA can be used to download withdrawal information, and read-off the users' IC tag and asset bar code.
3. **Inventories**
   - A PDA can be used to download inventory data managed in various company log books.
   - A PDA may also be used to read-off bar codes attached to actual office assets, and by doing so to maintain consistency with the aforementioned inventories.

[Prices]

Start up costs –856,000 yen

(In the case of the standalone version, including 150 IC tags, and one PDA, exclusive of taxes.)

System Components

Contents	Amount	Maker/Model Number/Remarks
[Software]		
Basic Software	1	
Rental Function	1	
[Hardware]		
PDA	1	Tohken Co., Ltd./TBR-6010D
USB adaptor with PDA recharge function	1	Tohken Co., Ltd./FHTUA411S-S
PDA USB cable	1	Tohken Co., Ltd.
RFID reader	1	Takaya Corporation/ TR3-CF002(CFType)
Label printer	1	Brother Industries, Ltd./ RL-700S
Label printer cassette	5	Brother Industries, Ltd./ SZ24(RFID)/ Including 30 IC tags
[Start up support]		
Installation, Operational explanation (half day)	1	Traveling costs will be separately levied in cases of locations outside the Greater Tokyo area.

Additional IC Tag cassettes can be purchased for 28,500 yen (exclusive of tax) for a three tag cassettes.

[Sales Targets]
DNP will engage in sales promotions of the newly developed system to a variety of companies, aiming for sales of yen 100 million in the year beginning April 1, 2008.

* This system is available in Japan, only.
* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

Exhibit A-3

Invest in France Agency

DNP

December 18, 2007
Dai Nippon Printing Co., Ltd.
Invest in France Agency, Japan

DNP Company President, Yoshitoshi Kitajima, Appointed Commander in Order of the Legion of Honor

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) and the Invest in France Agency (IFA), Japan are pleased to announce that the French government has appointed DNP Company President, Yoshitoshi Kitajima, as a Commander in the Order of the French Legion of Honor. The initiation ceremony was held on December 18, 2007 at the French Embassy in Tokyo, and the appointment was duly made to Mr. Kitajima by His Excellency Gildas Le Lidec, French Ambassador to Japan.

The Legion of Honor is the highest decoration in France established by Napoléon Bonaparte in 1802, and is awarded by the French government at the direction of the President of the Republic to figures recognized as having made major contributions to France in areas including culture, science, industry, commerce and the creative arts.

Mr. Kitajima was initiated into the Order of the Legion of Honor as a result of his efforts in the name of promoting French industry, and Franco-Japanese cultural exchange. In particular, in the area of industrial promotion, DNP has since 1989 maintained an operational alliance on smart card manufacturing with the French company, Bull. The company established a joint venture aimed at the manufacture of ink ribbons for fax machines with SAGEM in June 2003, and established DNP IMS France in November 2003, to market ink ribbons for use with barcodes and digital photos. DNP has proactively expanded its business activities in France, as can also be witnessed from the establishment in September 2007 of DNP Photo Imaging Europe in Paris, a company tasked with the marketing of photo related products, including silver halide film.

Regarding cultural exchange, in February 2003 and in conjunction with La Réunion des Musées Nationaux (RMN,) DNP launched La Maison des Musées de France, designed to transmit information in Japan about French art galleries and museums, and to market museum goods. DNP also launched the Louvre - DNP Museum Lab, as a joint project with the Musée du Louvre at DNP Gotanda building in October 2006, seen as a ground breaking attempt to use IT to offer a new form of art appreciation.

It is through activities such as these that DNP has been recognized as making a marked contribution to the promotion of French industry and Franco-Japanese cultural exchange.

[Comment from Mr. Yoshitoshi Kitajima, DNP President]

I feel extremely honored to have been initiated into the Order of the Legion of Honor.

"The DNP relationship with France goes back to our operational alliance on smart cards set up in 1989, and is now positioned as an integral base in our photo business. In receiving this award, it gives me great personal pleasure that the French authorities have recognized the contribution the company has made in promoting Franco-Japanese cultural exchange. And it is my earnest desire to see the further deepening of the ties between our two nations on both the industrial and cultural fronts via the medium of print." Mr. Kitajima was initiated as an Officer in the Order of the Legion of Honor in 1998.

[Commander]

The Order is divided into five degrees: Grand Cross (Grand-Croix), Grand Officer (Grand- Officier), Commander (Commandeur), Officer (Officier) and Knight (Chevalier). In the case of awards to non-French nationals the Grand Cross is normally reserved for heads of state, the Grand Officer for Prime Ministers, and the Commander for government ministers. Initiations into the Order as Commander, Officer and/or Knight are made to those figures credited with having promoted the economic and cultural exchange between France and Japan.

[Invest in France Agency (IFA)]

Invest in France Agency (IFA) promotes and facilitates international investment in France. The IFA network operates worldwide, with offices in France, as well as in North America, Asia and Europe. IFA works in partnership with regional development agencies to offer international investors business opportunities and customized services all over France. For more information, please visit http://www.investinfrance.org/ .

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

Exhibit A-4

DNP

News Release

December 21, 2007
Dai Nippon Printing Co., Ltd.
Kakumaru., Co, Ltd.
Ripro Corporation. Japan

DNP, Kakumaru and Ripro Develop High Durability IC Tag for Intelligent Control Points Forming a Ubiquitous Society

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP), Kakumaru., Co, Ltd. (Kakumaru) and Ripro Corporation. Japan (Ripro) have combined forces to develop a high durability IC tag for use in intelligent control points.
Intelligent control points refer to surveying reference points, stipulated by the Geographical Survey Institute, and by including IC tags in existing triangulation points and other benchmarks, and using them to record individual positional data, we can look forward to increased surveying efficiency and further lifestyle support. This is part of the Autonomous Mobility Support Project; a project being pursued by the Ministry of Land, Infrastructure and Transport (MLIT) which uses IT to develop an environment in which all human beings can move around safely and smoothly. To achieve that end, MLIT is looking to provide positional information and other relevant information, including that relating to facilities and transport in nearby areas.
The newly developed IC tag achieves its high level durability by being implanted in brass and stainless steel following in-mold casting using special resins, and can be used not only in intelligent control points, but also mounted on an array of other reference points or benchmarks used in surveying. The IC tags can be buried in roads, function well in environments with severe temperature differences, and are based on a structure designed to take metal based communications interference into consideration.



(from left) Mini IC tag, IC tag after in-mold casting using special resin, and intelligent control point mounted with IC tag

[Background]
The Autonomous Mobility Support Project sets up a ubiquitous environment in which people can obtain a variety of information on a real-time basis, aims for the creation of a Universal Society in which all people mutually help each other, and is being promoted with the idea that this can be based on detailed positional information (longitude, latitude, and height above sea level,) relating to the users. By setting up

intelligent control points, with in-built IC tags recording this positional information, at various points along the roads and highways, it will be possible to collect a variety of information relating to the location in question via mobile phones when approaching these points. For example, in order that the sight challenged and those using wheelchairs may move around safe and free from undue concerns, apart from providing information on barrier free routes, transport methods, and on facilities at the point of destination via audio or video, MLIT also plans to respond in multiple languages, including English.
At present, several million reference points (triangulation points and benchmarks) are buried in the roads and highways throughout Japan. Of these, while over 10,000 are intelligent control points with built in IC tags, they do not fulfill the necessary expectations of functioning in a severe natural environment, and this has been an obstacle to their further spread throughout the country.
In addition to antenna design technology, including the development of an ultra miniature IC tag embedded in a 13.56 MHz antenna in 2006, DNP has also developed various IC tags using the core technology of miniaturization and printed wiring board technology. Meanwhile, Kakumaru exploits its strengths in metal processing technology, cultivated over 30 years as a surveying materials maker, in the development of metal rivets, and a variety of surveying stakes and marking plates. For its part, Ripro has been engaged in the development of recycled products using waste plastic, and also of markers with in-built IC tags.
By combining our know-how it has been possible to develop a high durability IC tag with a special structure, which takes metal based communications interference into consideration, for use in intelligent control points.

[Product Characteristics]

- The IC tag has achieved a high level of durability via processing with a weather resistant, chemical resistant, temperature resistant and shock resistant special resin, and by being embedded in brass or stainless steel achieves high level endurance against use throughout Japan with its many different climate patterns.
- The IC tags have been structurally designed to be easy to attach to metal rivets, and eliminate the impact of metal based communications interference.
- As the IC tags are of a small and robust structure, it is possible to attach them to a variety of objects.

The basic specification is as follows;

- IC chip: a Fujitsu MB89R118 (2kbytes)
- RF interface: ISO/IEC 15693compatible,ISO/IEC 18000-3 (mode 1) compatible
- Operating frequency: 13.56 MHz
- Batteries: Unnecessary (passive format)
- Memory: 2048byte FRAM, User area 2000bytes (250blocks×8bytes)
- Communications distance: 10mm with a 15Φ metal rivet, and 25mm with a 50Φ metal rivets

The product cleared durability tests conducted under the following conditions in DNP internal environmental trials.

- Temperature cycle trials (-40°C to 125°C) : 1,000 cycles
- High temperature, high humidity shelf test: (85°C 85% RH) : 1,000 hours
- High temperature shelf test: (125°C dry) : 1,000 hours

- Low temperature shelf test: (-40°C) : 1,000 hours

* The aforementioned is assessment data collected under a DNP internal test environment, and is not intended to imply any product guarantee or warranty.

[Upcoming Events]

DNP, Kakumaru and Ripro will target the surveying industry and local authorities which deal with control points, along with the electrical equipment, construction and steel industries aiming for sales of 1.5 billion yen in the year beginning April 1, 2009. We also aim to broadly expand the uses of IC tags, including such areas as in-factory process controls, and parts control for automobiles, and railcars.

.* This product is available in Japan, only.
.* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. Production and distribution and the provision of specific services listed in this release may have already been curtailed. We apologize for any inconvenience.

Exhibit A-5

DNP

News Release

January 09, 2008

DNP Commences Mass-Production of Printed Wiring Boards Embedded with IC Chip and Passive Components
Another Global First for DNP

[go to Japanese release]

Dai Nippon Printing Co. Ltd. (DNP) is pleased to announce that from January 2008, the company's Kuki plant will commence mass-production of printed wiring boards embedded with IC chips and passive components (*1), including condensers and resistors.
This is a yet another global first for DNP, as it has not been possible, so far, to mass-produce printed wiring boards embedded with IC chips and passive components. The company has enhanced the facilities at its Kuki plant, in line with these mass-production plans, and is now in a position to produce 70 million units per month - in the case of embedding a single component in the wiring board. This wiring board will be mainly mounted in mobile phones, and given the high demands for miniaturization will also be marketed as a board for various types of module, including camera modules and fingerprint identification modules.



printed wiring boards embedded with IC chips and passive components

[Background]
In recent years, mobile phones have increasingly moved towards high functionality, including high pixilation on mounted cameras, one segment broadcasting, and electronic cash responses, and there are increasingly high demands for the miniaturization and high densification of parts, including in-built modules.
At DNP, we have taken our unique build-up board manufacturing technology (*2), known as B^2it (*3), and applied it to this challenge, which has made it possible to freely configure the connection points between the tiers in the board. As a result of this technology, we were able to launch mass-production

of printed wiring boards embedded with passive components from April 2006. In order to reply to the demands of manufacturers for even smaller and higher function parts, the company has achieved a global first in creating a manufacturing technology for printed wiring boards with IC chips and passive components built in to the board.



[Product Features]

- The printed wiring board has a 3-Dimensional structure with IC chips, such as LSI, and passive components mounted inside and on the surface of the board, making it possible to achieve miniaturization and high density. For example, in the case of fingerprint identification modules, it has been possible to achieve a miniaturization of approximately 20%. (Compared to the surface area of conventional DNP products).
- Because the connection points between the tiers in the board can be freely configured, it is possible to connect the IC chip and passive components in the board with the parts on the surface of the board in the shortest distance. As a result, the movement of the IC chip can be stabilized improving overall reliability as a module.
- DNP also aims to offer the design showing how the in-built IC chips and passive components are positioned, along with the wiring.

[Forward Looking Events and Sales Targets]

The company is aiming for sales of one billion yen in the year beginning April 1, 2009.

DNP will exhibit the new product at the company booth during the Nepcon World Japan (9th Printed Wiring Boards Expo) held at Tokyo Big Sight from January 16.

(*1) Passive components
An electronic component made up of passive elements that consume, save and release supplied electricity, and includes condensers and resisters.

(*2) Build-up printed wiring board
A printed wiring board laminated with dielectric layers and wiring layers by tiering thin films upward.

(*3) B^2it technology
Buried Bump Interconnection Technology where bumps (a high conductivity paste for interlayer electrical attachment) formed by screen printing are connected on an interlayer basis (via connection) on the built-up printed board. For not having through-hole for interlayer electrical connection with copper plating, which means there is broader area in which to mount the components, and as via layout can be freely decided throughout all layers this technology has the characteristic of allowing latitude in wiring design.

* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

Exhibit A-6

DNP

News Release

January 16, 2008

DNP Develops New 3-Dimensional CG Hologram
Difficult to Counterfeit and Easy to Authenticate
Adds to "Virtuagram®," Lineup

[go to Japanese release]

Dai Nippon Printing Co., Ltd. (DNP) has developed a 3-Dimensional CG hologram, which in addition to acting as an aid against the counterfeiting of the hologram, itself, targets security uses by making it easy to judge the authenticity of the hologram. The company commenced marketing of the new hologram from January 16, 2008.

The newly developed hologram combines two DNP technologies; 3-Dimensional CG manufacturing technology to create 3-Dimensional objects with micro-text, and "Virtuagram® Ver.2,*" technology, which produces holograms from high definition CG images. This latest hologram offers improved security and design features by making it possible to express a natural sense of depth with the 3-Dimensional objects compromised of micro text, by altering the angle of vision.


SECURITY
SECURITY
SECURITY

3-Dimensional objects comprised of micro-text are capable of expressing a natural sense of depth by altering the angle of vision

[Background]

Holograms are used for security purposes in a variety of areas, including as an anti-counterfeiting measure in cash vouchers, credit cards, ID documents and prominent brands, and to prevent the circulation of copycat goods. And in order to prevent the counterfeiting of the hologram, itself, in recent years we have seen a marked increase in the sophistication of hologram manufacturing technology, such as holograms which include photos and other high definition

images, and full color holograms. Holograms are also used as an anti-counterfeiting measure in cash vouchers and merchandize, and we have also witnessed calls from clients and companies considering the introduction of holograms for a simple aid, such as a visual check or magnifying glass to allow for easy identification and checking of whether the hologram attached to the merchandize at the counter is genuine. DNP has risen to the challenge of these demands and has exploited its high level 3-Dimensional CG manufacturing technology to develop a hologram with high security and design features.

[Product Features]

The picture of the hologram appears, at first glance, to be a standard 3-Dimensional object, but when magnified under a magnifying glass, it is possible to confirm that the 3-Dimensional object is, in fact, comprised of micro-text. The depth of the 3-Dimensional object can also be altered by moving the angle of vision.

Take the example of a flower

This hologram contains a white flower, a blue and white checkered flower and an orange flower all created from 3-Dimensional CG. The white flower is a realistic picture, the blue and white checkered flower does not exist in the real world, and the petals of the orange flower are all formed by micro-text. By expressing combinations such as these on holograms, in addition to being able to judge authenticity, it is also possible to produce a hologram combining security and design features.



A magnified view of flower petals formed by text
(an image magnified through a glass)

[Cost and Sales Targets]

The newly developed hologram will be sold in a label type format for approximately 5 yen per monochrome (or full color) label type piece on an 18mm x 18mm, 2 million unit lot basis.

DNP will market the hologram as an anti-counterfeiting measure for cash vouchers, including gift certificates and merchandise coupons, as well as credit cards, employee IDs and ID cards, along with brand protection uses, including automobile parts, precision components, OA supplies, cosmetics, apparel, accessories, domestic electric products, pharmaceuticals and

software. We are aiming for sales of 3 billion yen over the next three years.

* Virtuagram®Ver.2
Existing holograms are made by manufacturing full scale models and photographing them with dedicated photo equipment. With Virtuagram® Ver.2, in addition to Virtuagram® functions which allow for the recording as hologram images of models created with CG, which have complicated configurations or in complicated positional relationships, it is also possible to achieve improved security and design features by attaching high definition images, including photos.

* Virtuagram is a registered trademark of Dai Nippon Printing Co., Ltd. in Japan and the USA.
* Product price, specification and service content listed in this news release are as of time of going to press. This data may change without notice. We apologize for any inconvenience.

END